SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 6 August, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 6 August, 2014.

PRESS RELEASE	Amsterdam, 6 August 2014

Eli Leenaars to step down from ING Management Board Banking as of 1 October 2014

Eli Leenaars, member of the Management Board Banking and Head of Challengers & Growth Countries will leave ING. Eli Leenaars will step down from his position as of 1 October 2014 by mutual agreement. Any announcements on succession will be made if and when appropriate.

Eli Leenaars was appointed to the Executive Board of ING Group in 2004 and in 2009 became a member of the Management Board Banking with responsibility for ING’s international retail and direct banking operations. Eli Leenaars’ career in the financial sector spans more than 25 years. He joined ING in 1991 and over the years held various management positions, including chairman of ING Poland and of ING Latin America and member of Management Committee ING South-West Europe and Head of Retail Financial Services.

Ralph Hamers, CEO of ING said: “We appreciate Eli’s dedicated service to ING and its customers for many years. During his tenure he successfully managed various ING businesses and, in more recent years, he carefully navigated them through the financial crisis with continued strong performance. Next to that he played a pivotal role in the execution of ING’s restructuring process. I want to thank him and wish him well in his future endeavours.”

Eli Leenaars said: “After more than ten years in the board of ING, during some of the most challenging periods for our sector, I think it is the right time for me to change environment, now that the restructuring of ING is nearly completed. I want to thank my many colleagues for our pleasant cooperation over the years at ING.”

NOTE FOR EDITORS

For further information on ING, please visit www.ing.com. Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at www.slideshare.net/ING.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING shares being included in the Dow Jones Sustainability Index (Europe and World) and the FTS4Good index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 6 August, 2014